-----------------------------	----------------------------
CUSIP No. 373730100	PAGE 1 OF 6 PAGES
-----------------------------	----------------------------

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Gerber Scientific, Inc.
------------------------------------------------------------------------------------------------------------
(Name of Issuer)

Common Stock, par value $.01 per share
------------------------------------------------------------------------------------------------------------
(Title of Class of Securities)

373730100
------------------------------------------------------------------------------------------------------------
(CUSIP Number)

December 31, 2005
------------------------------------------------------------------------------------------------------------
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David J. Gerber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 297,203
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 297,203
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 297,203
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.3% (1)
12	TYPE OF REPORTING PERSON IN

(1) Based on 22,426,016 shares of the Issuer’s common stock outstanding as of October 31, 2005 as reported on Form 10-Q filed by the Issuer on December 1, 2005.

-----------------------------	----------------------------
CUSIP No. 373730100	PAGE 3 OF 6 PAGES
-----------------------------	----------------------------

Item 1(a).    Name of Issuer:

Gerber Scientific, Inc.

Item 1(b).    Address of Issuer’s Principal Executive Offices:

83 Gerber Road West, South Windsor, CT 06074

Item 2 (a).    Name of Persons Filing:

David J. Gerber (the “Reporting Person”)

Item 2(b).    Address of Principal Business Office or, if None, Residence:

34 High Wood Road, West Hartford, CT 06117

Item 2(c).    Citizenship.

United States

Item 2(d).    Title of Class of Securities:

common stock, par value $0.01 per share (“Common Stock”).

Item 2(e).    CUSIP Number:

373730100

Item 3.        If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.        Ownership.

(a)	Amount Beneficially Owned:
297,203
(b)	Percent of Class:
1.3% (1)
(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:
0

(ii)	Shared power to vote or to direct the vote:
297,203
(iii)	Sole power to dispose or to direct the disposition of:
0
(iv)	Shared power to dispose or direct the disposition of:
297,203
The shares are held by the estate of Sonia K. Gerber for which the Reporting Person is one of two executors.

Item 5.    Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6.    Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.    Identification and Classification of Members of the Group.

Not Applicable.

Item 9.    Notice of Dissolution of Group.

Not Applicable.

Item 10.    Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(1) Based on 22,426,016 shares of the Issuer’s common stock outstanding as of October 31, 2005 as reported on Form 10-Q filed by the Issuer on December 1, 2005.

-----------------------------	----------------------------
CUSIP No. 373730100	PAGE 6 OF 6 PAGES
-----------------------------	----------------------------

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 23, 2006	/s/ David J. Gerber David J. Gerber